As filed with the Securities and Exchange Commission on August 25, 2003
                                                 Registration No. 333-107670


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 PRE-EFFECTIVE
                                 AMENDMENT NO. 1
                                     TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                          -----------------------------
                              FIRST MARINER BANCORP
             (Exact Name of Registrant as Specified in its Charter)

        Maryland                                            52-1834860
(State or other jurisdiction                    (I.R.S. Employer Identification
of incorporation or organization)                             Number)

                               3301 Boston Street
                            Baltimore, Maryland 21224
                                 (410) 342-2600
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             -----------------------
                               Eugene A. Friedman
                               3301 Boston Street
                               Baltimore, MD 21224
                                 (410) 342-2600
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             -----------------------


                                    Copy to:
                          Abba David Poliakoff, Esquire
                          Michele L. Bresnick, Esquire
             Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC
                             233 East Redwood Street
                         Baltimore, Maryland 21202-3332
                                 (410) 576-4067

     Approximate date of commencement of proposed sale to public: From time to time after Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box.[ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commissioner, acting pursuant to said Section 8(a), may determine.

                   Subject to completion, dated August 25, 2003.



PROSPECTUS

                              FIRST MARINER BANCORP
                         888,602 Shares of Common Stock

     This prospectus relates to the offer and sale by the selling shareholders identified in this prospectus, of a maximum of 888,602 shares of common stock of First Mariner Bancorp issuable upon the exercise of warrants which were previously issued by us to the selling shareholders in private transactions. As of July 30, 2003, the number of shares covered by this prospectus represents approximately 16.4% of the number of outstanding shares of our common stock, and represents 14.1% of the shares of our common stock that will be outstanding upon the exercise of all of the warrants to purchase the underlying shares covered by this prospectus. We are not offering to sell any of our securities. The selling shareholders may offer and sell some, all or none of the common stock covered under this prospectus. We will not receive any of the proceeds from the offer and sale of the shares, however, the shares offered by the selling shareholders are issuable upon the exercise of outstanding warrants at an exercise price of $9.09 per share. If these warrants were exercised in full, we will receive aggregate gross proceeds of $8,077,392. We will issue these shares only to the extent that the selling shareholders exercise their warrants.

     Shares of our common stock are currently quoted and traded on the NASDAQ National Market under the symbol "FMAR." On July 30, 2003 the last sale price of the common stock as reported on the Nasdaq National Market was $14.89 per share.

     As used in this prospectus, the terms "we," "us," "our" and "First Mariner" mean First Mariner Bancorp and its subsidiaries (unless the context indicates another meaning), and the term "common stock" means our common stock, par value $0.05 per share.

     Investing in our common stock involves risks. You should not purchase our common stock unless you can afford to lose your entire investment. See "Risk Factors" beginning on page 4 for certain information that should be considered by prospective shareholders.

     Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

     The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                               -------------------


                  The date of this Prospectus is ______________, 2003

     We have not authorized any dealer, salesperson or other person to give any information or to make any representations other than those contained or incorporated by reference in this prospectus in connection with the offer contained in this prospectus and, if given or made, you should not rely on such unauthorized information or representations. Neither we nor the selling shareholders are making an offer to sell or a solicitation of any offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. You should not assume that the information provided in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                               ------------------


                                TABLE OF CONTENTS
                                -----------------

                                                                   Page
                                                                   ----

SUMMARY...............................................................3
RISK FACTORS..........................................................4
DESCRIPTION OF WARRANTS..............................................11
SHARES ELIGIBLE FOR FUTURE SALE......................................11
USE OF PROCEEDS......................................................11
SELLING SHAREHOLDERS.................................................11
PLAN OF DISTRIBUTION.................................................15
LEGAL MATTERS........................................................16
EXPERTS..............................................................16
WHERE YOU CAN FIND MORE INFORMATION..................................16
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE......................17

                                     SUMMARY

     This summary only highlights the more detailed information appearing elsewhere in this prospectus or incorporated in this prospectus by reference. As this is a summary, it may not contain all information that is important to you.

Our Company

     First Mariner Bancorp (the "Company") is a financial holding company whose business is conducted primarily through its wholly-owned operating subsidiaries, First Mariner Bank (the "Bank") and Finance Maryland LLC ("Finance Maryland"). The Bank, which was formed in 1995 through mergers of several local financial institutions, serves central Maryland, portions of Maryland's Eastern Shore and portions of Virginia. The Bank is headquartered in Baltimore City.

     First Mariner Bank, whose deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") is an independent community bank engaged in the general commercial banking business, with particular attention and emphasis on the needs of individuals and small to mid-sized businesses. The Bank delivers a wide range of financial products and services that are offered by many larger competitors. Products and services include traditional deposit products, a variety of consumer and commercial loans, residential and commercial mortgage and construction loans, money transfer services, non-deposit investment products, and Internet banking and similar services. Most importantly, the Bank provides customers with access to local Bank officers who are empowered to act with flexibility to meet customers' needs in an effort to foster and develop long-term loan and deposit relationships.


     Finance Maryland, formed in July 2002, engages in traditional consumer finance activities, making small direct cash loans to individuals, the purchase of installment loan sales contracts from local merchants and retail dealers of consumer goods, and loans to individuals via direct mail solicitations. Finance Maryland currently operates eight branches in the State of Maryland, and had loan receivables of $16.1 million as of June 30, 2003.

     Since the Company's formation in 1995, the business strategy has focused on development of an operational and retail distribution infrastructure to create a platform to support the generation of assets and deposits. At its inception the Bank had 20 employees, four full service branches and two ATM's in the Baltimore region, with total assets of $35.2 million, loans of $20.4 million, and deposits of $24.6 million. Since that time, assets have grown at an average compound annual growth rate of 45%. At June 30, 2003, the Company had 601 employees, 22 full service branches, and approximately 207 ATMS (47 owned and 160 available to customers through third party agreements) with total assets of $1.003 billion, loans of $547.1 million and deposits of $769.2 million. Net income was $3.9 million for the twelve month period ending December 31, 2002, and $2.483 million for six months ended June 30, 2003.


     The Company is not dependent on any single customer or small group of customers and does not experience any material seasonal variations in its business. The Company has no foreign operations.

     The Company's executive offices are located at 3301 Boston Street, Baltimore, Maryland 21224 and its telephone number is (410) 342-2600. The Company maintains an internet site located at 1stmarinerbank.com. The Company's annual report on Form 10-K and quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports are available, free of charge, on the Company's internet site as soon as reasonably practicable after they are filed with the Securities and Exchange Commission.

Securities to be Offered

     The Company is registering for resale the common stock to be acquired by the selling shareholders upon exercise of the warrants. The registration statement of which this prospectus is a part registers 888,602 shares of common stock that may be issued upon exercise of the warrants.

     Our common stock is traded on the Nasdaq National Market under the symbol "FMAR." The transfer agent for our common stock is American Stock Transfer & Trust Company.

                                  RISK FACTORS

     Before purchasing any of the shares of common stock being offered, prospective investors should carefully consider the following factors in addition to the other information contained in this prospectus or incorporated by reference into it.

     Statements in this document filed with the Securities and Exchange Commission ("SEC") include forward looking statements under the federal securities laws. We caution you to be aware of the speculative nature of
"forward-looking statements". Statements that are not historical in nature, including the words "anticipate," "estimate," "should," "expect," "believe," "intend," and similar expressions, are intended to identify forward-looking statements. While these statements reflect our good faith belief based on current expectations, estimates and projections about (among other things) the industry and the markets in which we operate, they are not guarantees of future performance, involve known and unknown risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements, and should not be relied upon as predictions of future events. In making these cautionary statements, we are not committed to addressing or updating each factor in future filings of communications regarding our business or results, or addressing how any of these factors may have caused results to differ from discussions or information contained in previous filings or communications. The following is a discussion of factors that could impact future results.

COMPANY RISKS

Our Future Depends on the Successful Growth of the Bank and Finance Maryland

     Our primary business activity for the foreseeable future will be to act as a financial holding company. Our future profitability will therefore depend on the success and growth of the Bank and Finance Maryland. Our growth will depend, in large part on our ability to leverage our existing infrastructure. The inability of the Bank to expand its business without substantially increasing the number of branches, the inability of our mortgage division to grow its residential mortgage business, or the inability of Finance Maryland to grow its consumer portfolio may prevent us from realizing our growth objectives.

A Significant Amount of Our Business is Concentrated in Real Estate Lending, and Most of this Lending Involves Maryland Real Estate

     Approximately 29% of our loans are commercial and consumer real estate development and construction loans, which are secured by the real estate being developed in each case. In addition to the risk that the market values of the real estate securing these loans may deteriorate, these loans are also subject to the development risks that the projects will not be completed in a timely manner, or according to original specifications. Real estate development and construction projects that are not completed in a timely manner, or according to original specifications, are generally less marketable than projects that are fully developed. The loans underlying such projects may be subject to greater losses in the event that the real estate collateral becomes the source of repayment.

     In addition to the financial strength and cash flow characteristics of the borrower in each case, the Bank often secures its loans with real estate collateral. At December 31, 2002, approximately 85% of the Bank's loans have real estate as a primary, secondary or tertiary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower, and may deteriorate in value during the time the credit is extended. If we are required to liquidate the collateral securing a loan during a period of reduced real estate values to satisfy the debt, our earnings and capital could be adversely affected.

     Additionally, because most of our loans are concentrated in Maryland, a decline in local economic conditions could adversely affect the values of real estate in Maryland. Consequently, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are geographically diverse.

Mortgage Banking Activities Generate a Significant Portion of Our Noninterest Income


     A significant portion of our business involves making residential mortgage loans through our mortgage division, which accounted for over 36% of our noninterest income for the year ended December 31, 2002, and 35% for the six months ended June 30, 2003. Real estate loan origination activity, including refinancings, generally is greater during periods of low or declining interest rates, and favorable economic conditions and has been favorably affected by relatively lower market interest rates during the past two years. There is no assurance that such favorable conditions will continue; any adverse change in market conditions could have an adverse impact on our earnings. Moreover, most of our residential mortgage loans are secured by Maryland real estate, therefore, a decline in local economic conditions could also adversely impact our earnings.


We May Experience Loan Losses in Excess of the Allowance

     The risk of credit losses on loans varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral for the loan. Management maintains an allowance for loan losses based upon, among other things, historical experience, an evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectability of the loan portfolio and provides an allowance for loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectability is considered questionable. If management's assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb future losses, or if regulatory authorities require the Bank or Finance Maryland to increase the allowance for loan losses as a part of their examination process, our earnings and capital could be significantly and adversely affected.


     As of June 30, 2003, the allowance for loan losses was approximately $8.2 million, which represented 1.5% of outstanding loans, net of unearned income. At such date, we had non-accruing loans totaling $2.6 million. Management actively administers its non-accruing loans in an effort to minimize credit losses. Although management believes that its allowance for loan losses is adequate, there can be no assurance that the allowance will prove sufficient to cover future loan losses. Further, although management uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to non-performing or performing loans. Material additions to the allowance for loan losses would result in a decrease in net income and capital, and could have a material adverse effect on us.

Some of Our Assets are Classified as Non-Performing Assets that May Lose Further Value

     The Bank and Finance Maryland have non-performing assets, which include non-accruing loans and property, (including real estate), on which we have foreclosed because of the borrower's default. Although we have written down the values of these non-performing assets to their estimated fair market values, there is a possibility that earnings could be further reduced in the event that the eventual values of these non-performing assets are, or become less than, the values that we have assigned.

Interest  Rates and  Other  Economic  Conditions  Will  Impact  Our  Results  of
Operation

     Results of operations for financial institutions, including us, may be materially and adversely affected by changes in prevailing economic conditions, including declines in real estate values, rapid changes in interest rates and the monetary and fiscal policies of the federal government. Our profitability is, in part, a function of the spread between the interest rates earned on assets and the interest rates paid on deposits and other interest-bearing liabilities, (i.e., net interest income), including advances from the Federal Home Loan Bank of Atlanta (the "FHLB"). Interest rate risk arises from mismatches, (i.e., the interest sensitivity gap) between the dollar amount of repricing or maturing assets and liabilities, and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. More assets repricing or maturing than liabilities over a given time period is considered asset-sensitive and is reflected as a positive gap; more liabilities repricing or maturing than assets over a given time period is considered liability-sensitive and is reflected as negative gap. An asset-sensitive position, (i.e., a positive gap) will generally enhance earnings in a rising interest rate environment and will negatively impact earnings in a falling interest rate environment, while a liability-sensitive position (i.e., a negative gap), will generally enhance earnings in a falling interest rate environment and negatively impact earnings in a rising interest rate environment. Fluctuations in interest rates are not predictable or controllable. We have attempted to structure our asset and liability management strategies to mitigate the impact on net interest income of changes in market interest rates.

The Market Value of Our Investments Could Decline


     Our entire investment securities portfolio as of December 31, 2002 has been designated as available-for-sale pursuant to Statement of Financial Accounting Standards No. 115, ("SFAS 115"), relating to accounting for investments. SFAS 115 requires that unrealized gains and losses in the estimated value of the available-for-sale portfolio be "marked to market" and reflected as a separate item in stockholders' equity, (net of tax), as accumulated other comprehensive income. At June 30, 2003, we maintained $125.4 million or 12.5% of our total assets in securities available-for-sale.

     Furthermore, sales of such securities in the past have been one of the sources of our net income. In fiscal year 2002, income from such sales totaled $497,000, and $189,000 for the six months ended June 30, 2003. There can be no assurance that future market performance of our investment portfolio will continue to enable us to realize income from sales of securities. Stockholders' equity will continue to reflect the unrealized gains and losses, (net of tax), of these investments. There can be no assurance that the market value of our investment portfolio will not decline, causing a corresponding decline in stockholders' equity.

     Management believes that several factors will affect the market value of our investment portfolio. These include, but are not limited to, changes in interest rates or expectations of changes, the degree of volatility in the securities markets, inflation rates or expectations of inflation, and the slope of the interest rate yield curve (the yield curve refers to the differences between shorter-term and longer-term interest rates; a positively sloped yield curve means shorter-term rates are lower than longer-term rates). Additionally, we own trust preferred securities issued by other financial institutions that have an amortized cost of $26.5 million and that were carried at an estimated fair value of $27 million at June 30, 2003. Our return on these securities could be limited by a number of factors, including, but not limited to, the institutions' default on, or deferral of, their obligations to make the required distributions under these securities. Further, the values of these securities may be adversely affected by the deterioration of the financial conditions of these financial institutions. Also, the passage of time will affect the market values of our investment securities, in that the closer they are to maturing, the closer the market price should be to par value. These and other factors may impact specific categories of the portfolio differently, and we cannot predict the effect these factors may have on any specific category.

Our Ability to Pay Cash Dividends is Limited

     Holders of shares of our common stock are entitled to dividends if, when, and as declared by our board of directors out of funds legally available for that purpose. Although the board of directors has declared cash dividends in the past, it has discontinued such payments to conserve cash and capital resources and does not intend to declare cash dividends until current earnings are sufficient to generate adequate internal capital to support growth. Our current ability to pay dividends is largely dependent upon the receipt of dividends from the Bank. Federal and state laws impose restrictions on the ability of the Bank to pay dividends. Additional restrictions are placed upon us by the policies of federal regulators, including the November 14, 1985 policy statement of the Board of Governors of the Federal Reserve System ("FRB"), which provides that bank holding companies should pay dividends only out of the past year's net income, and then only if their prospective rate of earnings retention appears consistent with their capital needs, asset quality, and overall financial condition.


     Our ability to pay dividends is further subject to our ability to make payments of interest under our 8.3% junior subordinated debentures due 2028 held by our statutory trust subsidiary, Mariner Capital Trust ("MCT"), under our floating rate junior subordinated debentures due 2032 held by our statutory trust subsidiary, Mariner Capital Trust II ("MCT II"), under our junior subordinated debentures due 2033, which bear interest at a fixed rate of 5.66% through July 7, 2008 and then convert to a floating rate, held by our statutory trust subsidiary, Mariner Capital Trust III ("MCT III"), and under our floating rate junior subordinated debentures due 2033 held by our statutory trust subsidiary Mariner Capital Trust IV ("MCT IV"). These payments are necessary to fund the distributions that MCT, and MCT II, MCT III and MCT IV each must pay to holders of its trust preferred securities (collectively, the "Mariner Trust Preferred Securities"). If we are unable to make such payments, if we determine to defer such payments, or if we default under our other obligations in connection with the Mariner Trust Preferred Securities, we will not be permitted to pay dividends to holders of our common stock until such time as we recommence making payments or are not otherwise in default. We intend to redeem the trust preferred securities issued by MCT on or about October 1, 2003.


     In general, future dividend policy is subject to the discretion of the board of directors and will depend upon a number of factors, including the future earnings, capital requirements, regulatory constraints, and our financial condition as well as that of the Bank and Finance Maryland.

We May be Unable to Keep Pace with Developments in Technology

     We use various technologies in our business, including telecommunication, data processing, computers, automation, internet-based banking, and debit cards. Technology changes rapidly. Our ability to compete successfully with other banks and non-banks may depend on whether we can exploit technological changes. We may not be able to exploit technological changes, and any investment we do make may not make us more profitable.

Contracts With Our Executive Officers May Discourage a Takeover or Adversely Affect Our Takeover Value

     We have entered into a change in control agreements with 11 of our officers. These agreements provide for a payment to each officer of a multiple, (ranging from 1 to 2.99), of his or her salary and bonus upon the occurrence of either a change in control that results in the loss of employment or a significant change in his or her employment. Thus, we may be required to make significant payments in the event that the rights under these agreements are triggered by a change in control. As a result, these contracts may discourage a takeover, or adversely affect the consideration payable to stockholders in the event of a takeover.

Our Articles of Incorporation and Bylaws May Discourage a Corporate Takeover

     Our Amended and Restated Articles of Incorporation, ("Articles"), and Amended and Restated Bylaws, ("Bylaws"), contain certain provisions designed to enhance the ability of the board of directors to deal with attempts to acquire control of the Company. These provisions provide for the classification of our board of directors into three classes; directors of each class serve for staggered three year periods. The Articles also provide for supermajority voting provisions for the approval of certain business combinations. Although these provisions do not preclude a takeover, they may have the effect of discouraging a future takeover attempt which would not be approved by our board of directors, but pursuant to which stockholders might receive a substantial premium for their shares over then-current market prices. As a result, stockholders who might desire to participate in such a transaction might not have the opportunity to do so. Such provisions will also render the removal of our board of directors and of management more difficult and, therefore, may serve to perpetuate current management. Further, such provisions could potentially adversely affect the market price of the common stock.

INDUSTRY RISKS

We Operate in a Competitive Market

     We operate in a competitive environment, competing for deposits, loans and customers with commercial banks, thrifts, finance companies, and other financial entities. Competition for deposits comes primarily from other commercial banks, savings associations, credit unions, money market and mutual funds and other investment alternatives. Competition for loans comes primarily from other commercial banks, savings associations, mortgage banking firms, consumer finance companies, credit unions and other financial intermediaries. Many of the financial intermediaries operating in our market area offer certain services, such as trust, investment and international banking services, which we do not offer. In addition, companies with a larger capitalization and financial intermediaries not subject to regulatory restrictions, have larger lending limits, and are thereby able to serve the needs of larger customers. Finally, our continued growth and profitability will depend upon our ability to attract and retain skilled managerial, marketing and technical personnel. Competition for qualified personnel in the banking industry is intense, and there can be no assurance that we will be successful in attracting and retaining such personnel.

Our  Industry  is  Heavily  Regulated;   Significant  Regulatory  Changes  Could
Adversely Affect Our Operations

     Our operations and those of the Bank are and will be affected by current and future legislation and by the policies established from time to time by various federal and state regulatory authorities. The Bank is subject to supervision and periodic examination by the FDIC and the Maryland Commissioner of Financial Regulation. We are subject to supervision by the FRB. Banking regulations, designed primarily for the safety of depositors, may limit a financial institution's growth, and the return to its investors, by restricting such activities as the payment of dividends, mergers with or acquisitions by other institutions, investments, loans and interest rates, interest rates paid on deposits, expansion of branch offices, and the offering of securities or trust services. The Bank is also subject to capitalization guidelines established by federal law and could be subject to enforcement actions to the extent that the Bank is found by regulatory examiners to be undercapitalized. It is not possible to predict what changes, if any, will be made to existing federal and state legislation and regulations or the effect that such changes may have on our future business and earnings prospects, as well as those of the Bank. We also cannot predict the nature or the extent of the effect on our business and earnings of future fiscal or monetary policies, economic controls, or new federal or state legislation. Further, the cost of compliance with regulatory requirements may adversely affect our ability to operate profitably.

We May be Adversely Affected by Recent Legislation

     The federal Gramm-Leach-Bliley Act, ("GLBA"), was signed into law on November 12, 1999. Among other things, GLBA repeals restrictions on banks affiliating with securities firms. It also permits bank holding companies that become financial holding companies to engage in additional financial activities, including insurance and securities underwriting and agency activities, merchant banking, and insurance company portfolio investment activities that are currently not permitted for bank holding companies. In 2002, First Mariner elected to become a financial holding company. GLBA may have the result of increasing the competition we face from larger banks and other companies. It is not possible to predict the full effect that GLBA will have on us.

     In addition, recent changes in other federal banking laws facilitate interstate branching and merger activity among banks. Such changes may result in an even greater degree of competition in the banking industry and we may be brought into competition with institutions with which we do not presently compete. From time to time other changes are proposed to laws affecting the banking industry, and these changes could have a material effect on our business and prospects. Our future profitability may be adversely affected by increased competition resulting from this legislation.

RISK FACTORS RELATED TO OUR COMMON STOCK

Our Management Controls a Significant Percentage of Our Stock

     At July 30, 2003, our directors and executive officers beneficially owned 1,060,924 shares of our common stock, or 19.61% of our outstanding shares of common stock. In addition, these persons held options and warrants to purchase an aggregate of 851,751 shares of our common stock at July 30, 2003. Edwin F. Hale, Sr., who is our Chairman, Chief Executive Officer, and largest stockholder, beneficially owns 613,426 shares of common stock, or 11.34% of our outstanding shares of common stock as of July 30, 2003. Mr. Hale also holds options and warrants to purchase 657,500 shares of our common stock. Because of the large percentage of stock held by our directors and executive officers, these persons could influence the outcome of any matter submitted to a vote of our stockholders.

Future Sales Of Our Common Stock By Existing Shareholders Could Negatively Affect the Market Price of Our Common Stock and Make it More Difficult for Us To Sell Shares Of Our Common Stock in the Future.

     Sales of our common stock in the public market, or the perception that such sales could occur, could result in a drop in the market price of our securities and make it more difficult for us to complete future equity financings. In addition to the shares available to be re-sold in this offering, we have outstanding the following shares of common stock:

     o We have approximately 4,348,000 shares of common stock that are either freely tradeable in the public markets or are eligible for sale in the public markets

     o There are an aggregate of 888,602 shares of common stock that may be issued on the exercise of outstanding warrants.

     o We have in effect registration statements under the Securities Act registering approximately 871,500 shares of common stock reserved under our stock option and employee stock purchase plans.

     We cannot estimate the number of shares of common stock that may actually be resold in the public market since this will depend upon the market price for the common stock, the individual circumstances of the sellers and other factors. We also have a number of shareholders, including the selling shareholders named in this prospectus, that own significant blocks of our common stock. Such concentration of ownership could affect the liquidity of our common stock and have an adverse effect on the price of our common stock. If these shareholders sell large portions of their holdings in a relatively short time, for liquidity or other reasons, the market price of our common stock could drop significantly.

Our Stock is Not Heavily Traded

     The average daily trading volume of our shares on The Nasdaq National Market for the 12 months ended July 30, 2003 was 7,932 shares. Thus, our common stock is not heavily traded and can be more volatile than stock trading in an active public market. Factors such as our financial results, the introduction of new products and services by us or our competitors, and various factors affecting the banking industry generally may have a significant impact on the market price of our common stock. We cannot predict the extent to which an active public market for our common stock will develop or be sustained after this offering. In recent years, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies have experienced wide price fluctuations that have not necessarily been related to their operating performance. Therefore, our stockholders may not be able to large blocks of shares at the volumes, prices, or times that they desire.

Our Stock is Not Insured

     Investments in the shares of our common stock are not deposits and are not insured against loss by the government.

                             DESCRIPTION OF WARRANTS


     At July 30, 2003 there were outstanding warrants to purchase 888,602 shares of our common stock at an exercise price of $9.09, which shares are being registered pursuant to this offering. The warrants were issued to the selling shareholders in connection with the selling shareholders' purchase of shares of our common stock in private placement transactions. The warrants may be exercised in whole or in part. Warrants to purchase 168,111 shares of common stock will expire on September 30, 2004; warrants to purchase 429,006 shares will expire on May 22, 2005; and warrants to purchase 291,485 shares will expire on August 1, 2005. Holders of the warrants have no rights to have the underlying shares registered under the Securities Act of 1933, as amended ("Securities
Act"). The number of shares that may be purchased upon the exercise of the warrants will be adjusted in the event of a reclassification, recapitalization or other adjustment to the outstanding common stock.

     Upon exercise of all of the outstanding warrants, we will receive aggregate gross proceeds of $8,077,392.

                        SHARES ELIGIBLE FOR FUTURE SALE

     The sale, or availability for sale, of a substantial number of shares of common stock in the public market as a result of or following this offering could adversely affect the prevailing market price of our common stock and could impair our ability to raise additional capital through the sale of equity securities. At July 30, 2003, a total of 5,408,924 shares of our common stock were issued and outstanding, of which 4,348,000 are held as freely-tradable by persons who are not affiliates of the Company. As of the same date, a total of 1,060,924 shares of common stock were issued and outstanding and held by our directors and executive officers, all of whom are affiliates of the Company. The shares issued in this offering will be freely-tradable by persons who are not affiliates of the Company.

     At July 30, 2003, there were 702,628 shares of our common stock subject to options, most of which are held by affiliates and are subject to volume limitations on resale. Finally, at July 30, 2003, there were 110,000 shares of our common stock reserved for issuance pursuant to our employee stock purchase plan, all of which have been registered under the Securities Act.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the resale of the shares upon exercise of the warrants. All proceeds from the sale of these shares will be solely for the accounts of the selling shareholders. If the warrants are exercised either by the selling shareholders or any subsequent purchaser of the warrants, we will receive the net proceeds of approximately $8,077,392 from such exercises. Those net proceeds will be used for working capital and/or general corporate purposes.

                              SELLING SHAREHOLDERS

     Each selling shareholder has represented to us that it received the warrants to purchase shares for its own account, for investment only and not with a view toward publicly selling or distributing them, except in sales either registered under the Securities Act or exempt from registration. In recognition of the fact that the selling shareholders may wish nevertheless to be legally permitted to sell its shares when it deems appropriate, we have agreed with the selling shareholders to file a registration statement to register the shares for resale and to prepare and file all amendments and supplements necessary to keep the registration statement effective until the earlier of four years and the date on which the selling shareholders have sold all the shares covered by the registration statement.

     At July 30, 2003, a total of 5,408,924 shares of our common stock were issued and outstanding. The following table provides information as of July 30, 2003, with respect to the common stock beneficially owned by the selling shareholders. The information presented is based on data furnished to us by the selling shareholders and assumes an exercise price of $9.09 per share.

     The 888,602 shares of common stock offered by this prospectus may be offered from time to time to the selling shareholders named below. Except as noted in the footnotes, no selling stockholder has had, within the past three years, any position, office, or material relationship with us or any of our predecessors or affiliates:




                                        Shares of Common      Maximum Number of
                                           Stock Owned          Shares Offered      Shares Beneficially
                                       Beneficially Before        Under This            Owned After
         Name of Selling                  Offering and          Registration            Offering and
           Shareholder                 Percent Owned (1)(3)      Statement          Percent Owned (2)(3)
           -----------                 --------------------       ---------        ---------------------

Edwin F. Hale, Sr. (4)(5)                     1,270,931             408,839                  862,092  (13%)
Barry B. Bondroff (4)                            52,976 (21%)         3,667                   49,309
Rose (4) and Richard Cernak                      42,198               3,666                   38,532
Bruce H. Hoffman (4)                             72,493 (1%)          3,666                   68,827  (1%)
George H. Mantakos (4)(6)                        92,894 (2%)          5,500                   87,394  (1%)
James P. O'Conor (4)                             40,447              11,000                   29,447
Hanan Y. Sibel (4)                               43,143               3,666                   39,477
Leonard Stoler (4)                               54,090               5,500                   48,590
Melvin and Ruth Kabik (7)                        18,004               3,667                   14,337
Margaret Allen                                    2,750               2,750                        0
Anthony Y. Agnone and Jaynee S. Agone            10,666               3,666                    7,000
APX ARC Inc.                                      5,500               5,500                        0
Atlantic Bonding                                  3,666               3,666                        0
Karen A. and Lawrence Baker                         110                 110                        0
BAT, Inc.                                         2,750               2,750                        0
Robert Berman                                     5,666               3,666                    2,000
Frank Bonaventure, Jr.                            3,300               3,025                      275
Bond Family Partners LTD                          3,666               3,666                        0
Robert P. Bosworth                                2,100               1,100                    1,000
Herbert and Lenora D. Brown                       2,750               2,750                        0
Frederick Brown                                   3,666               3,666                        0
Carski & Sons Partnership                        14,666               3,666                   11,000
Dr. Stephen Carton                                7,334               1,834                    5,500
Jay J. Clifford                                   2,750               2,750                        0
Adam Cockey                                         825                 825                        0
Eugene Collopy                                    4,950               3,850                    1,100
Joseph and Annette Cooper                        14,666               3,666                   11,000
Richard Cover                                    11,550               6,050                    5,500
George Cumpata                                    2,333               1,833                      500
D'Anna Family Enterprise LLC                      3,666               3,666                        0
Nicholas P. Deluca                                1,600               1,100                      500
Brian Doyle                                         550                 550                        0
Dennis M. Doyle                                  10,010               8,800                    1,210
Judith Doyle                                      7,150               7,150                        0
Deborah and John Eckenrode, Jr.                   1,650               1,650                        0
Conrad H. Everhard                                1,834               1,834                        0
F&G LTD Partnership                               7,334               7,334                        0





                                        Shares of Common      Maximum Number of
                                           Stock Owned          Shares Offered      Shares Beneficially
                                       Beneficially Before        Under This            Owned After
         Name of Selling                  Offering and          Registration            Offering and
           Shareholder                 Percent Owned (1)(3)      Statement          Percent Owned (2)(3)
           -----------                 --------------------       ---------        ---------------------



Earl L. Freedman                                  7,360               3,666                    3,694
Israel and Gertrude Freedman                     29,333               7,333                   22,000
Alvin and Norma Friedman                          3,666               3,666                        0
Stephen S. George                                10,816               3,666                    7,150
Stewart Greenebaum                                3,666               3,666                        0
Rene Gunning, Jr.                                 1,375               1,375                        0
Kim Hammond                                       3,666               3,666                        0
Morris Helman                                    11,000              11,000                        0
Robert Hennessey                                  1,650               1,650                        0
Elayne Hettleman                                  9,120               7,150                    1,970
Harold Hettleman                                  2,200               2,200                        0
William and Loretta Hirshfield                    5,500               5,500                        0
Nancy Hubble                                        550                 550                        0
David B. Irwin                                    4,334               1,834                    2,500
Charles T. Isenhour                               2,200               1,100                    1,100
Joseph Jankowki, III                              1,100               1,100                        0
JMI Investment 1992 L.P.                         82,950              43,450                   39,500
JMI Services, Inc.                                  550                 550                        0
Callie Johnson                                    2,750               2,750                        0
Sigmund and Barbara Kassup                       36,666               9,166                   27,500
Leroy Kirby and Wendy Griswold                    5,500               5,500                        0
Richard Larkin, Jr.                               5,555               5,500                       55
Robert W. Lazzaro                                 1,100               1,100                        0
Lenfred LLC                                      14,666               3,666                   11,000
Gilbert and Mary Jane Lewis                         550                 550                        0
Richard and Anita Lichtenberg                     5,500               2,750                    2,750
John Luetkemeyer, Jr.                            13,666               3,666                   10,000
Mackler & Mackler Assoc.                         27,500              27,500                        0
Todd Makler                                       5,500               5,500                        0
Matro Properties (8)                             14,666               3,666                   11,000
Sarandos A. and Eva Macris                          550                 550                        0
Dennis C. and Carolyn McCoy                       3,667               3,667                        0
Thomas McDonough                                  3,666               3,666                        0
Walter McManus                                   18,333              18,333                        0
Mitcherling, Mitcherling &
   Johnson PA Profit Sharing                      9,533               9,533                        0
Dennis H. & H. Claire Oates                       6,050               6,050                        0
JE Oates & Sons Insurance Inc.                   12,296              12,296                        0
Barbara G. Orman                                  1,650               1,650                        0
Gary and Donna Padussis                             220                 220                        0
Emslie H. Parks                                   4,950               4,950                        0
Stevenson J. Pack                                 1,100               1,100                        0
Brice R. Phillips                                   916                 916                        0
Shirley F. Phillips                                 917                 917                        0
Lawrence and Debra Plant                          5,500               2,750                    2,750
Randa Investment Co., Inc.                       13,750              13,750                        0
Jacob Rappaport                                   1,375               1,375                        0
Jesse Rappaport                                   1,375               1,375                        0
David Rappaport                                   2,750               2,750                        0
Ellen G. Reather                                 11,000               5,500                    5,500




                                        Shares of Common      Maximum Number of
                                           Stock Owned          Shares Offered      Shares Beneficially
                                       Beneficially Before        Under This            Owned After
         Name of Selling                  Offering and          Registration            Offering and
           Shareholder                 Percent Owned (1)(3)      Statement          Percent Owned (2)(3)
           -----------                 --------------------       ---------        ---------------------



Richard A. Reid                                   2,750               2,750                        0
Wayne E. Reis                                     5,555               5,500                       55
Dr. Ivan A. Rosengarden                           3,666               3,666                        0
Zelda Rosenthal                                   4,400               4,400                        0
Leonard and Lainy Sachs                           3,666               3,666                        0
Louis Schafer                                    16,720              16,720                        0
Michael Schafer                                   1,430               1,430                        0
Neil Schechter and Marjorie Corwin                2,750               2,750                        0
John A. Serio                                    10,761               4,767                    5,994
Ronald Sharrow                                    3,666               3,666                        0
Alan Sklar                                        2,933               1,833                    1,100
Charles Solomon & Successors                     14,666               3,666                   11,000
Clifford W. Spelke                                5,500               5,500                        0
David Strohminger                                11,000               5,500                    5,500
George Strohminger                                5,500               2,750                    2,750
George Sybert                                     3,850               3,850                        0
Robin Weinberg                                    3,000               2,750                      250
Carl AJ Wright                                    5,500               5,500                        0
Ruth E. Yingling                                    330                 110                      220
                                           ------------           ---------                ---------

TOTAL                                         2,348,530             888,602                1,459,928
                                           ============             =======                =========
-----------


(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. The rules also provide that beneficial ownership includes shares of common stock underlying options, warrants and convertible securities that can be exercised or converted within 60 days.


(2) Assumes that all of the selling shareholders will sell all of the shares registered for sale hereby. Because the selling shareholders may offer all, some or none of the shares pursuant to this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no estimate can be given as to the number of shares that will be held by the selling shareholders after completion of the sale of shares hereunder.


(3) Unless otherwise indicated, the number of shares owned represents less than one percent of the Company's shares of common stock beneficially owned.


(4) A director of the Company.

(5) Mr. Hale is the Chairman of the Board and the Chief Executive Officer of the Company and of First Mariner Bank.

(6) Mr. Mantakos is the Executive Vice President of the Company and the President of First Mariner Bank.

(7) Mr. Kabik is a former director of the Company who reached mandatory retirement age in 2001 and was appointed as a director emeritus.

(8) Warrants are held by Matro Properties, an entity owned by Jay J.J. Matricciani, a director of the Company.

     The selling shareholders will receive all of the proceeds of the shares offered hereby. We will not receive any of the proceeds from the sale of such shares. However, if all of the warrants are exercised by the selling shareholders, we estimate that we would receive gross cash proceeds of approximately $8,077,392 in the aggregate. We will bear the expenses of this offering.

                              PLAN OF DISTRIBUTION

     This prospectus relates to the offer and sale by the selling shareholders of up to 888,602 shares of common stock par value $.05 per share, assuming exercise of the warrants.

     The shares covered by this prospectus may be offered and sold from time to time by the selling shareholders. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling shareholders may sell the shares being offered hereby (i) on the Nasdaq National Market, or otherwise, at prices and under terms then prevailing, or at prices related to the then current market price, or
(ii) at negotiated prices directly or through a broker or brokers. Registration of the shares does not necessarily mean that any of the shares will be offered by any selling shareholder.

     Shares may be sold by one or more of the following means of distribution:

     o block trades in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
     o purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;
     o over-the-counter distributions in accordance with the rules of the NASD;
     o ordinary brokerage transactions and transactions in which the broker solicits purchasers; and
     o    privately negotiated transactions.

     We will not receive any of the proceeds from the sale of shares by the selling shareholders. We will bear all expenses of the offering, except that the selling shareholders will pay all underwriting commissions, brokerage fees and transfer taxes as well as fees of its counsel.

     In connection with distributions of the shares, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions who may engage in short sales of our common stock in the course of hedging the positions they assume with the selling shareholder. The selling shareholders may also (i) sell our common stock short and redeliver the shares to close out such short positions; (ii) enter into option or other transactions with broker-dealers or other financial institutions which require the delivery thereto of the shares offered hereby, which shares such broker-dealer or other financial institutions may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction); or (iii) pledge such shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may affect sales of such pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any such shares that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to this prospectus.

     In effecting sales, brokers, dealers or agents engaged by the selling shareholders may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions from the selling shareholders in amounts to be negotiated prior to the sale.

     The selling shareholders and any underwriter, broker, dealer or agent may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act.

     In order to comply with the securities laws of certain states, the shares must be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements is available and has been complied with.

     The rules and regulations in Regulation M under the Exchange Act provide that during the period that any person is engaged in the distribution (as defined therein) of our common stock, such person generally may not purchase shares of our common stock. The selling shareholders are subject to such regulation which may limit the timing of its purchases and sales of shares of our common stock.

     At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.


                                  LEGAL MATTERS

     Certain legal matters will be passed upon for us by Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC, Baltimore, Maryland.

                                     EXPERTS

     The financial statements of First Mariner Bancorp as of December 31, 2002 and for each of the years in the three year period ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the report of Stegman & Company, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Exchange Act, and in accordance with the Exchange Act we file reports, proxy statements and other information with the SEC. The reports, proxy statements and other information on file can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the SEC's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies may be obtained at the prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. The address of the site is http:\\www.sec.gov.

     We have filed a registration statement with the SEC on Form S-3 under the Securities Act, with respect to the securities offered by this prospectus. This prospectus, which constitutes part of the registration statement, omits some information contained in the registration statement and the exhibits to the registration statement on file with the SEC pursuant to the Securities Act and the rules and regulations of the SEC under the Securities Act. For further information with respect to us and the common stock, reference is made to the registration statement. We will describe the material provisions of any contract or other document referred to in this document.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We are incorporating by reference the documents listed below have which have been filed by us with the SEC under file number 0-21815:

          o our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;


          o our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003;


          o The description of the Company's Common Stock, $.05 par value per share (the "Common Stock"), under the caption "Description of Registrant's Securities to be Registered" in the Registrant's Registration Statement on Form 8-A (Registration No. 0-21815) filed with the SEC on December 3, 1996.

     We are also incorporating all documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (except information that is "furnished" under Items 9 or 12 of Form 8-K) after the date of this prospectus and before the termination of the offering made by this prospectus. Any statement in a document referenced in part or in whole shall be deemed to be modified or superseded for purposes of the registration statement and this prospectus to the extent that the statement is modified or superseded by the registration statement and this prospectus. Any statement that has been modified or superseded by this prospectus shall not be deemed to constitute a part of this prospectus beyond the extent of the portion of the modified or superseded.

     We will provide a copy of any document incorporated by reference, other than exhibits to those documents unless the exhibits are specifically incorporated by reference into the documents that this prospectus incorporates by reference free of charge to any person who receives a prospectus upon written or oral request. Requests should be directed to the Secretary, 3301 Boston Street Baltimore, Maryland 21224, telephone number (410) 342-2600.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The following table sets forth the various estimated expenses to be incurred by us in connection with the registration of the securities being registered hereby, all of which will be borne by us except any underwriting discounts and commissions and expenses incurred by the selling stockholder for brokerage, accounting or tax services or any other expenses incurred by the selling stockholder in disposing of the shares (other than the reasonable fees and expenses of the selling shareholder's counsel).

                                SEC Registration Fee            $       1,070
                                Accounting fees and expenses    $       1,000
                                Legal fees and expenses         $       5,000
                                Printing fees                   $           -
                                Listing fees                    $       8,853
                                Miscellaneous                   $         276
                                                                 ------------
                                TOTAL                           $      16,199

Item 15.  Indemnification of Directors and Officers.

     The Maryland General Corporation Law permits a corporation to indemnify its present and former directors, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their services in those capacities, unless it is established that:

          (1) the act or omission of the director was material to the matter giving rise to such proceeding and

               (A)  was committed in bad faith or

               (B)  was the result of active and deliberate dishonesty;

          (2) the director actually received an improper personal benefit in money, property, or services; or

          (3) in the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful.

Maryland law permits a corporation to indemnify a present and former officer to the same extent as a director.

     In addition to the foregoing, a court of appropriate jurisdiction may under certain circumstances order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all of the relevant circumstances, whether or not the director or officer has met the standards of conduct set forth in the preceding paragraph or has been declared liable on the basis that a personal benefit improperly received in a proceeding charging improper personal benefit to the director or the officer. If the proceeding was an action by or in the right of the corporation or involved a determination that the director or officer received an improper personal benefit, however, no indemnification may be made if the individual is adjudged liable to the corporation, except to the extent of expenses approved by a court of appropriate jurisdiction.

     The Maryland General Corporation Law additionally permits a corporation to pay or reimburse, in advance of the final disposition of a proceeding, reasonable expenses incurred by a present or former director or officer made a party to the proceeding by reason of his service in that capacity, provided that the corporation shall have received

          (1) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation; and

          (2) a written undertaking by or on behalf of the director to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.

     The Company has provided for indemnification of directors, officers, employees and agents in Article Eleventh, Section 2 of its Articles of Incorporation, as amended and restated ("Articles"). This provision reads as follows:

               (2)  To  the  maximum  extent  permitted  by  Maryland  law,  the
          Corporation shall indemnify its currently acting and its former directors against any and all liabilities and expenses incurred in connection with their services in such capacities, and shall indemnify its currently acting and its former officers to the full extent that indemnification shall be provided to directors, and may indemnify, to the same extent, persons who serve and have served, at its request as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture or other enterprise. The Corporation shall advance expenses to its directors and officers and the other persons referred to above to the extent permitted by Maryland law. This indemnification of directors and officers shall also apply to directors and officers who are also employees, in their capacity as employees. The Board of Directors may by By-Law, resolution or agreement make further provision for indemnification of employees and agents to the extent permitted by Maryland law.

     As provided in Article Eleventh, Section 3 of the Articles, neither the repeal or amendment of Article Eleventh shall eliminate or reduce the protection afforded to any person under the foregoing Section 2 with respect to any act or omission that shall have occurred prior to such repeal or amendment.

     The Maryland General Corporation Law authorizes a Maryland corporation to limit by provision in its charter the liability of directors and officers to the corporation or to its stockholders for money damages except to the extent:

          (1) the director or officer actually receives an improper benefit or profit in money, property, or services, for the amount of the benefit or profit actually received, or

          (2) a judgment or other final adjudication adverse to the director or officer is entered in a proceeding based on a finding in the proceeding that the director's or officer's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

     The Company has limited the liability of its directors and officers for money damages in Article Eleventh, Section 1 of the Articles. This provision reads as follows:

          (1) Directors and officers of the Corporation shall not be liable to the Corporation or its stockholders for money damages. The purpose of this limitation of liability is to limit liability to the maximum extent that the liability of directors and officers of Maryland corporations is permitted to be limited by Maryland law. This limitation on liability shall apply to events which occurred during the term of office of any director or officer whether or not such director or officer is serving as such at the time of any proceeding in which liability is asserted commences.

     As provided in Article Eleventh, Section 3 of the Articles, neither the repeal or amendment of Article Eleventh shall eliminate or reduce the protection afforded to any person under the foregoing Section 3 with respect to any act or omission that shall have occurred prior to such repeal or amendment.

     As permitted under Section 2-418(k) of the Maryland General Corporation Law, the Company has purchased and maintains insurance on behalf of its directors and officers against any liability asserted against such directors and officers in their capacities as such, whether or not the Company would have the power to indemnify such persons under the provisions of Maryland law governing indemnification.

     Section 8(k) of the Federal Deposit Insurance Act (the "FDI Act") provides that the Federal Deposit Insurance Corporation (the "FDIC") may prohibit or limit, by regulation or order, payments by any insured depository institution or its holding company for the benefit of directors and officers of the insured depository institution, or others who are or were "institution-affiliated parties," as defined under the FDI Act, in order to pay or reimburse such person for any liability or legal expense sustained with regard to any administrative or civil enforcement action which results in a final order against the person. The FDIC has adopted regulations prohibiting, subject to certain exceptions, insured depository institutions, their subsidiaries and affiliated holding companies from indemnifying officers, directors or employees for any civil money penalty or judgment resulting from an administrative or civil enforcement action commenced by any federal banking agency, or for that portion of the costs sustained with regard to such an action that results in a final order or settlement that is adverse to the director, officer or employee.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted of directors and officers of First Mariner pursuant to the foregoing provisions or otherwise, we have been advised that, although the validity and scope of the governing statute has not been tested in court, in the opinion of the SEC, such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In addition, indemnification may be limited by state securities laws.

Item 16.  Exhibits.


4.1 Form of Warrant (Incorporated by reference to Exhibit 4.1 of the Registrant's Registration Statement, as amended, on Form SB-2, file no. 333-16011 ("the 1996 Registration Statement"))
4.2  Specimen of  certificate  for Common Stock.  (Incorporated  by reference to
     Exhibit 4.2 of the 1996 Registration Statement)
5.1 Opinion of Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC regarding the legality of securities.**
23.1 Consent of Stegman & Company.*
23.2 Consent of Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC (included in Exhibit 5.1).**
24   Power of Attorney (included on Signatures Page).**

-----------------------
*    Filed herewith
**   Previously filed


Item 17. Undertakings.

(a) The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) to include any prospectus required by section 10(a)(3) of the Securities Act.

          (ii) to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement.

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that the Registrant does not need to make post-effective amendments with respect to the information set forth in paragraphs (i) and (ii) above if the information is incorporated by reference from periodic reports filed by the Registrant under the Exchange Act.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3/A and has duly caused this Form S-3/A Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, on the 22nd day of August, 2003.


                                      FIRST MARINER BANCORP

                                      By:  /s/ Edwin F. Hale, Sr.
                                         ---------------------------------------
                                         Edwin F. Hale, Sr., Chairman and Chief
                                         Executive Officer



     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in their capacities as indicated below on August 22, 2003.




/s/ Edwin F. Hale, Sr.                                        /s/ Mark A. Keidel*
------------------------------------------                    ------------------------------------------------
Edwin F. Hale, Sr., Chief Executive Officer                    Mark A. Keidel, Chief Financial Officer
and Director

/s/ Joseph A. Cicero                                          /s/ George H. Mantakos*
------------------------------------------                    ------------------------------------------------
Joseph A. Cicero, President and Director                      George H. Mantakos, Executive Vice President and
                                                              Director

/s/ Barry B. Bondroff*                                        /s/ Bruce H. Hoffman*
------------------------------------------                    ------------------------------------------------
Barry B. Bondroff, Director                                   Bruce H. Hoffman, Director


/s/ John Brown*                                               /s/ Jay J.J. Matricciani*
------------------------------------------                    ------------------------------------------------
John Brown, Director                                          Jay J.J. Matricciani, Director


/s/ Stephen A. Burch*                                         /s/ James P. O'Conor*
------------------------------------------                    ------------------------------------------------
Stephen A. Burch, Director                                    James P. O'Conor, Director


/s/ Rose M. Cernak*                                           /s/ Patricia Schmoke*
------------------------------------------                    ------------------------------------------------
Rose M. Cernak, Director                                      Patricia Schmoke, Director


/s/ Howard Friedman*                                          /s/ Hanan Y. Sibel*
------------------------------------------                    ------------------------------------------------
Howard Friedman, Director                                     Hanan Y. Sibel, Director


                                                              /s/ Michael R. Watson
                                                              ------------------------------------------------
                                                              Michael R. Watson, Director

By  /s/ Joseph A. Cicero
-----------------------------------------
   Attorney-in-Fact


                                  EXHIBIT INDEX
Ex. No.   Description
-------   -----------


4.1 Form of Warrant (Incorporated by reference to Exhibit 4.1 of the Registrant's Registration Statement, as amended, on Form SB-2, file no. 333-16011 (the "1996 Registration Statement"))
4.2 Specimen of certificate for Common Stock. (Incorporated by reference to Exhibit 4.2 of the 1996 Registration Statement)
5.1 Opinion of Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC regarding the legality of securities.**
23.1      Consent of Stegman & Company*
23.2 Consent of Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC (included in Exhibit 5.1).**
24        Power of Attorney (included on Signatures Page).**

-----------------------
*       Filed herewith
**      Previously filed